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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                         PharmChem Laboratories, Incorporated
                              (Name of Issuer)

                              Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                717133102
                              (CUSIP Number)

                         William C. Edwards
                          c/o Bryan & Edwards
                3000 Sand Hill Road, Bldg. 1, Ste. 190
                         Menlo Park, CA 94025
                           (415) 854-1555
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         April 16, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 717133102                                    Page 2 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Banner Partners
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 137,083
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  272,500
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  137,083
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              272,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     409,583
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 3 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     William C. Edwards
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  409,583
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              409,583
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     409,583
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 4 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Alan R. Brudos
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  409,583
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              409,583
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     409,583
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 717133102                                    Page 5 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to shares of Common Stock (the "Stock") of PharmChem Laboratories, Incorporated ("PharmChem"). The principal executive office of PharmChem is located at 1505A O'Brien Drive, Menlo Park, CA 94025.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Banner Partners ("Banner"); William C. Edwards ("Edwards"); Alan R. Brudos ("Brudos")

(b) The business address of Banner, Edwards and Brudos is 3000 Sand Hill Road, Bldg. 1, Ste. 190, Menlo Park, CA 94025

(c) Edwards and Brudos are the general partners of Banner, which is an investment limited partnership.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of such persons are citizens of the United States of America.

                               SCHEDULE 13D

CUSIP No. 717133102                                    Page 6 of 9 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                     Source of Funds               Amount

Banner (managed
by Palo Alto Investors)       Working Capital               $  978,027.15
Banner (alone)                Working Capital               $  213,927.97
Banner (total)                Working Capital               $1,191,955.10

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PharmChem or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of PharmChem or of any of its subsidiaries;

(c) Any change in the present board of directors or management of PharmChem, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of PharmChem;

(e) Any other material change in PharmChem's business or corporate structure;

(f) Changes in PharmChem's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PharmChem by any person;

(g) Causing a class of securities of PharmChem to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of PharmChem becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                               SCHEDULE 13D

CUSIP No. 717133102                                    Page 7 of 9 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this amended statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name      Number    Percent      Sole        Shared    Sole      Shared

Banner    409,583   7.3%           137,083   272,500   137,083   272,500
Edwards   409,583   7.3%           -0-       409,583   -0-       409,583
Brudos    409,583   7.3%           -0-       409,583   -0-       409,583

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock since February 16, 1996, by the persons filing this statement:

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

Banner    P    4-16-96        19,100         3.31      VOLP

          VOLP - Volpe Welty & Co.

                               SCHEDULE 13D

CUSIP No. 717133102                                    Page 8 of 9 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Edwards and Brudos are the general partners of Banner pursuant to a limited partnership agreement (the "LPA"). The LPA provides to the general partners the authority, among other things, to invest Banner's funds in the Stock, to vote and dispose of those securities and to file this statement on Banner's behalf. Pursuant to the LPA, Edwards and Brudos are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to Banner's investment management agreement (the "IMA") with Palo Alto Investors ("PAI"), PAI is authorized, among other things, to invest a portion of Banner's funds and to vote and dispose of securities acquired by such funds. The IMA may be terminated by either party on notice as provided in the IMA and provides for fees paid to PAI based on assets under management and realized and unrealized gains. The previous filing of this Schedule 13D mistakenly described Banner's account managed by PAI as constituting a distinct partnership called "Banner Partners, Minaret." No such separate partnership exists. Banner owns and manages, independently of any investment adviser or manager, 137,083 shares of the Stock. Banner also owns, in an account managed by PAI, 272,500 shares of the Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 24, 1996

BANNER PARTNERS,
a California limited partnership


By:     /s/ William C. Edwards
          William C. Edwards,
          General Partner

By:     /s/ Alan R. Brudos
          Alan R. Brudos,
          General Partner

   /s/ William C. Edwards
     William C. Edwards

   /s/ Alan R. Brudos
     Alan R. Brudos

                               SCHEDULE 13D

CUSIP No. 717133102                                    Page 9 of 9 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock ("Stock") of PharmChem Laboratories, Incorporated, a California corporation. For that purpose, the undersigned hereby constitute and appoint Banner Partners, a California limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    April 24, 1996

BANNER PARTNERS,
a California limited partnership


By:     /s/ William C. Edwards
          William C. Edwards,
          General Partner

By:     /s/ Alan R. Brudos
          Alan R. Brudos,
          General Partner

   /s/ William C. Edwards
     William C. Edwards

   /s/ Alan R. Brudos
     Alan R. Brudos


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